SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of December 2020

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English))

Of our subsidiary

Banco de Credito del Peru:

Calle Centenario 156

La Molina

Lima 12, Peru

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

December 17, 2020

Securities and Exchange Commission - SEC

Re.: MATERIAL EVENT

Dear Sirs:

We hereby notify you as a Material Event that the Board of Directors of Credicorp Ltd. (“Credicorp”), in its session held on December 17, 2020, has approved the following matters:

1.	To change the name of its Corporate Governance Committee to “Sustainability Committee.” This committee will, alongside its current Corporate Governance roles, assume functions related to Credicorp’s Sustainability program, which the Board believes is key to ensuring business success and long-term stakeholder value.

2.	To designate Mr. Leslie Pierce Diez Canseco, who has ample experience with Corporate Responsibility matters, as member of the Sustainability Committee. Therefore, the committee will be conformed by the following directors:

•	Maite Aranzábal Harreguy (Chair)
•	Antonio Abruña Puyol
•	Fernando Fort Marie
•	Patricia Lizárraga Guthertz
•	Leslie Pierce Diez Canseco
•	Barbara Bruce Ventura (member of the Board of Directors of Banco de Credito del Peru)

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the ‘Exchange Act’) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Miriam Böttger

Authorized Representative

Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2020

CREDICORP LTD. (Registrant)

By:	/s/ Miriam Böttger
Miriam Böttger
Authorized Representative